ATTACHMENT E to the Compliance Manual

CODE OF ETHICS

1. General Provisions

1.1 Professional Responsibilities.

HCM is registered as an investment adviser with the Securities and Exchange Commission pursuant to the provisions of Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”). HCM is dedicated to providing effective and proper professional investment management services to a wide variety of institutional and individual advisory clients. HCM’s reputation is a reflection of the quality of our employees and their dedication to excellence in serving our clients. To ensure these qualities and dedication to excellence, our employees must possess the requisite qualifications of experience, education, intelligence, and judgment necessary to effectively serve as investment management professionals. In addition, every employee is expected to demonstrate the highest standards of moral and ethical conduct for continued employment with HCM.

HCM serves as investment manager for institutional advisory clients. When used herein, the term “client” includes any investment company assets of which HCM manages, co-manages or for which it otherwise provides portfolio management services, and to institutional investors for whom HCM provides investment supervisory services or manages investment advisory accounts.

The SEC and the courts have stated that portfolio management professionals, including registered investment advisers, have a fiduciary responsibility to their clients. In the context of securities investments, fiduciary responsibility should be thought of as the duty to place the interests of the client before that of the person providing investment advice, and failure to do so may render the adviser in violation of the anti-fraud provisions of the Advisers Act. Fiduciary responsibility also includes the duty to disclose material facts that might influence an investor’s decision to purchase or refrain from purchasing a security recommended by the adviser or from engaging the adviser to manage the client’s investments. The SEC has made it clear that the duty of an investment adviser not to engage in fraudulent conduct includes an obligation to disclose material facts to clients. An adviser’s duty to disclose material facts is particularly important whenever the advice given to clients involves a conflict or potential conflict of interest between the employees of the adviser and its clients.

HCM is required to adopt a Code of Ethics pursuant to Rule 204A-1 of the Advisers Act and Rule 17j-1 of the Investment Company Act of 1940. This Code of Ethics is based on the principle that HCM and each of its employees owe a fiduciary duty to its clients and a duty to comply with federal and state securities laws and all other applicable laws.

In meeting its fiduciary responsibilities to our clients, HCM has promulgated this Code of Conduct (the “Code”) regarding the purchase and/or sale of securities in the personal accounts of our employees or in those accounts in which our employees may have a direct or indirect beneficial interest.

The provisions of this Code are not meant to be all-inclusive but are intended as a guide for employees of HCM in the conduct of their personal securities trading. It is also intended to lessen the chance of any misunderstanding between HCM and our employees regarding such trading activities. In those situations where employees may be uncertain as to the intent or purpose of this Code, they are advised to consult with the Chief Compliance Officer (“CCO”) or a member of the HCM Compliance team. HCM Compliance may under circumstances that are considered appropriate, or after consultation with the Management Committee, excluding any members impacted by the decision, grant exceptions to the provisions contained in this policy/procedure only when it is clear that the interests of HCM’s clients will not be adversely affected. All questions arising in connection with personal securities trading should be resolved in favor of the interest of the clients even at the expense of the interest of our employees. The Management Committee will satisfy themselves as to the adherence to this policy through periodic communications with HCM Compliance.

HCM utilizes the Compliance 11 system for monitoring personal securities transactions and other required compliance reporting. Compliance 11 is an automated compliance monitoring application that receives direct transaction feeds from associate brokerage accounts and HCM’s order management system, Bloomberg AIM.

In addition to this Code of Ethics, HCM has made the decision to apply the CFA Institute’s Code of Ethics and Standards of Professional Conduct (“CFA Code”) to all associates of HCM. This decision has been made as a result of the CFA Code’s broad principal based scope and the expectation that all HCM associates are held to this standard, not just CFA holders. The CFA Code is an Addendum to this Code.

1.2 Failure to Comply with the Provisions of the Code – Sanctions.

Strict compliance with the provisions of this Code shall be considered a basic condition of employment with HCM. It is important that employees understand the reasons for compliance with this Code. HCM’s reputation for fair and honest dealing with its clients and the investment community in general, has taken considerable time to build. This standing could be seriously damaged as the result of even a single security transaction considered questionable in light of the fiduciary duty owed to our clients. Employees are urged to seek the advice of HCM Compliance for any questions as to the application of this Code to their individual circumstances. Employees should also understand that a material breach of the provisions of this Code may constitute grounds for termination of employment with HCM. Please refer to Section 19 for more detail regarding sanctions.

2. Applicability of Restrictions and Procedures of this Code.

2.1 Advisory Representatives.

Rule 204-2(a)(12) of the Advisers Act requires generally that any partner, officer or director of HCM, or any associate who makes, participates in making, or whose activities relate to making any recommendation as to the purchase and/or sale of securities must report his/her personal securities transactions not later than 30 calendar days following the end of each calendar quarter. Such persons are collectively defined under sub-paragraph (A) of this rule as "Advisory Representatives". This reporting requirement also applies to any employee of HCM who in the course of his/her duties with HCM is privy to information about securities that are being considered by any advisory representative for purchase by our clients.

2.2 Access Persons

Rule 204A-1 defines “Access Persons” as employees who are in a position to exploit information about client securities transactions or holdings, thus provides the adviser with a tool to protect its clients. All HCM employees are currently considered Access persons. An access person is presumed to be a beneficial owner of securities that are held by his/her immediate family members sharing the access person’s household. HCM requires that all access persons must report their personal securities transactions not later than 30 calendar days following each calendar quarter.

HCM’s Board of Directors are excluded from being “access persons”, as none are involved in the day to day activities of our company and are not in a position to exploit information about client securities transactions or holdings.

2.3 Associated Persons

Inasmuch as some of our employees are involved in purely administrative duties not involving investment advisory services, they may not be considered to be Access Persons, although all HCM employees are considered Access Persons at this time. However, certain activities under the Advisers Act apply to all employees of HCM. For those activities under the Advisers Act or any provisions of this Code that apply to all employees of HCM, the term “Associate” or “Associated Person” will be used to collectively describe such employees. For example, a computer specialist who is not otherwise involved in managing client accounts or providing investment advisory services, is nevertheless subject to the provisions of the Advisers Act, and this Code with respect to trading on insider or privileged information.

3. Securities Subject to the Provisions of this code:

3.1 Covered Securities.

Section 202(a)(18) of the Advisers Act, and Rule 17j-1 of the Investment Company Act define the term “Security” as follows:

Any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any put, call straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call straddle, option or privilege entered into on a national securities exchange relating to a foreign currency, or in general, any interest or instrument commonly known as a “security” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing. Note: exchange traded funds that are organized as unit investment trusts are considered covered securities (examples are: SPDRs, Nasdaq-100 Shares, and DIAMONDS).

For purposes of this Code, the term “Covered Securities” shall mean all such securities described above except:

•	Securities that are direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

•	Shares of money market funds, and open-end exchange traded funds (“ETFs”);

•	Transactions and holdings in shares of other types of open-end mutual funds, unless the adviser or a control affiliate acts as the sub-adviser or principal underwriter for the fund;

•	Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated open-end mutual funds;

•	Any transaction exempt from registration not subject to the prior clearance provisions of this Section.

Although the term “Covered Securities” under the Advisers Act represents an all-inclusive list of investment products, for purposes of this Code, the term will most often apply to those securities listed on any of the nationally recognized stock exchanges. However, if there is any question by an Access Person as to whether a security is “covered” under this Code, he/she should consult with HCM Compliance for clarification on the issue before entering any trade for his/her personal account.

In addition to the above restrictions, no Access Person shall purchase or sell any covered security for any account in which he/she has any beneficial interest, if:

•	Such security is being considered for purchase or sale by the Research Department even though no order(s) has been entered with HCM’s Trading Department;

•	There is any possible conflict of interest or appearance thereof. An Access Person may not execute a securities transaction in his/her account or in any account in which he/she has a beneficial interest in a direction contrary to that currently recommended by the Research Department. i.e. selling a security when the Research Department is recommending the purchase of that security or vice versa. [Note: This provision may be waived by HCM Compliance in special situations upon written request by the Access Person.]

3.2 Securities not Subject to Restrictions.

Security transactions in accounts in which the Access Person has a beneficial interest, but over which he/she has no direct or indirect control, are not subject to the trading restrictions of this Section or the reporting requirements of sub-section 5.3. and 5.4 of this Code, however, the Access Person should advise HCM Compliance in writing, giving the name of the account, the person(s) or firm(s) responsible for its management, and the reason for believing that he/she should be exempt from reporting requirements under this Code.

4. Limitations on Personal Trading by Access Persons

Personal securities transactions by Access Persons are subject to the following trading restrictions:

4.1 Pre-clearance of Transactions.

No Access Person may purchase or sell any covered domestic equity security without first obtaining prior written clearance from both domestic principals. Prior written clearance must be received for any covered international security by the international principal. This approval is good for one (1) day. Please note: if approval for domestic securities is not received by both domestic managers then approval has not been received. Access persons must turn in their Pre-Clearance request via Compliance 11 and be approved by the required Principals. The principal(s) may reject any proposed trade by an Access Person that: (a) involves a security that is being purchased or sold by HCM on behalf of any advisory client or is being considered for purchase or sale; (b) is otherwise prohibited under any internal policies of HCM; (c) breaches the Access Person’s fiduciary duty to any advisory client (excluded from this consideration would be any trading activity due to inflows and outflows of cash, rebalance of excessive cash, wrap transaction activity, and the removal of portfolio restrictions that would create excess portfolio cash, as these and other activities may do. Any trading activity of this nature does not require principal input nor the creation of an order ticket for the trading desk); (d) is otherwise inconsistent with applicable law, including the Advisers Act, the Investment Company Act and the Employment Retirement Income Security Act of 1974; or (e) creates a conflict of interest or an appearance thereof.

In the event one of the domestic principals is on vacation, effort should still be made to receive approval. In absence of the vacationing principal's approval, additional effort will be made to determine if he is trading. The approving principal must feel comfortable with providing approval on behalf of both principals. If the vacationing principal executes a trade in a client's portfolio later that day of approval in the same stock, and the access person's execution price is better than that of the portfolio's, the access person will have to unwind his/her trade as the client should/may not receive a worse price than the access person. The access person will incur whatever costs/losses that are associated with unwinding the trade. If there are profits associated with the sell they will be sent to a charity of HCM's choice; the access person may not keep the profits. (Note: this scenario would not be considered a violation of the Code as procedure was followed.)

It is the responsibility of the principals to determine for purposes of the application of the restrictions of this sub-paragraph which covered securities are being “considered”. Additionally, note that the firm has adopted a “de minimus” exemption to the above pre-clearance process for trade requests of securities meeting the threshold of $5,000 market value or less (exemption does not apply to Options.) A HCM Access Person is still required to report the trade on their Quarterly Personal Securities Transaction Report via Compliance 11.

As an exception, employee personal securities transactions that are conducted in a managed brokerage account are exempt from the above pre-clearance procedure as long as the following conditions are met:

First, the account must be managed by a financial professional who has complete discretionary authority on the account. Second, the Access Person must acknowledge this understanding in writing and notify HCM Compliance immediately if there are any changes to the operation of the account. Also, all documentation of approval for a managed account will be maintained in HCM Compliance within the Access Person’s employee file and duly noted in the Compliance 11 system.

On an annual basis, Access Persons must demonstrate that they do not have “direct or indirect influence or control” over any of their managed account(s). To do so, Access Persons must perform the following tasks in order to remain in compliance with the managed account exception: provide a year-end holdings statement for each managed account(s), provide a letter from the brokerage firm reaffirming the relationship between the Access Person and the third-party manager, and complete a separate managed account affirmation on the communications between the Access Person and the third-party manager in the Compliance 11 system.

4.2 Black-Out Periods.

No Access Person may trade a security if a client of HCM is trading that security (subject to the exclusions described above in Pre-clearance of Transactions) or a related security, or has traded such a security within the past five (5) business days.

4.3 Short Term Trading.

No Access Person of HCM may purchase and subsequently sell (or sell and purchase) the same security within any 30-day period, unless the reason for such transaction is approved in advance in writing by the applicable principal(s) per Section 4.1 above, which includes such transaction being necessitated by an unexpected special circumstance involving the Access Person. The principal shall consider the totality of the circumstances, including whether the trade would involve a breach of any fiduciary duty, whether it would otherwise be inconsistent with applicable laws and HCM’s policies and procedures, and whether the trade would create an appearance of impropriety. Based on his/her consideration of these issues, the principal shall have the sole authority to grant or deny permission to execute the trade. Access Person must note reason for short term trade activity on the pre-clearance form.

4.4 Potential Conflicts in Trading by Access Persons for their own Accounts.

In order to avoid any potential conflict of interest between HCM and its clients, securities transactions for the accounts of Access Persons in the same security as that purchased/sold for advisory accounts should be entered only after completion of all reasonably anticipated trading in that security for those accounts, and not on the same day (subject to the exclusions described above in Pre-clearance of Transactions). If there are extenuating circumstances and the employee needs to trade on the same day of client trades the employee must wait until all anticipated trading for client account has completed.

5. Securities Reporting By Access Persons

5.1 Application of the Code of Conduct to Access Persons of HCM.

The provisions of this Code apply to every security transaction, in which an Access Person of HCM has, or by reason of such transaction acquires, any direct or indirect beneficial interest, in any account over which he/she has any direct or indirect control. Generally, an Access Person is regarded as having a beneficial interest in those securities held in his or her name, the name of his or her spouse, and the names of his or her immediate family who reside with him/her. An Access Person may be regarded as having a beneficial interest in the securities held in the name of another person (individual, partnership, corporation, trust, custodian, or another entity) if by reason of any contract, understanding, or relationship he/she obtains or may obtain benefits substantially equivalent to those of ownership. An Access Person does not derive a beneficial interest by virtue of serving as a trustee or executor unless the person, or a member of his/her immediate family, has a vested interest in the income or corpus of the trust or estate. However, if a family member is a fee-paying client, the account will be managed in the same manner as that of all other HCM clients with similar investment objectives.

If an Access Person believes that he/she should be exempt from the reporting requirements with respect to any account in which he/she has direct or indirect beneficial ownership, but over which he/she has no direct or indirect control in the management process, he/she should so advise HCM Compliance in writing, giving the name of the account, the person(s) or firm(s) responsible for its management, and the reason for believing that he/she should be exempt from reporting requirements under this Code.

5.2 On Becoming an Access Person.

Any employee of HCM who during the course of his/her employment becomes an Access Person, as that term is defined in sub-section 2.2 of this Code, must provide HCM Compliance with an Initial Securities Holdings Report on Compliance 11 no later than 10 days after the employee becomes an Access Person. This report must include the following information:

•	A list of securities, including the title, number of shares, and principal amount (if fixed income securities) of each covered security in which the Access Person had any direct or indirect beneficial interest or ownership as of the date the employee became an Access Person;

•	The name of any broker, dealer or bank with whom the Access Person maintained an account, or in any other account in which securities were held for the direct or indirect benefit or ownership of the Access Person;

•The	date the report is submitted to the HCM Compliance by the Access Person.

5.3	Quarterly Transaction Reports. Rule 204-2(a)(12) of the Advisers Act, and 17j-1 of the Investment Company Act.

Every Advisory Representative and/or Access Person must submit a Personal Securities Trading Report to HCM Compliance on Compliance 11 not later than 30 days after the end of each calendar quarter listing all securities transactions executed during that quarter in the Access Person’s brokerage account(s) or in any account(s) in which the Access Person may have any direct or indirect beneficial interest or ownership. The Access Person must also report any new brokerage accounts opened during the quarter on Compliance 11. The quarterly Personal Securities Trading Report must contain the following information:

•	The date of each transaction, the name of the covered security purchased and/or sold, the interest rate and maturity date (if applicable), the number of shares and the principal amount of the security involved;

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price at which the covered security was effected;

•	The name of the broker, dealer or bank through whom the transaction was effected; and

•	The date the report is submitted to HCM Compliance by the Advisory Representative and/or Access Person. (Note: The report must be submitted within 30 calendar days following the end of the quarter.)

Compliance 11 provides on going monitoring of employees personal securities transactions compared to firm trading activity and reports exceptions to HCM Compliance. Quarterly securities transaction reports are maintained by HCM Compliance on the Compliance 11 system in accordance with the records retention provisions of Rule 204-2(e) of the Advisers Act, and 17j-1 of the Investment Company Act.

5.4 Annual Securities Holdings Report.

Every Access Person must submit an Annual Personal Securities Holdings Report to the HCM Compliance via Compliance 11 listing all covered securities held by the Access Person as of December 31 of each year. The report must be submitted not later than 30 calendar days following year-end and must be current as of a date no more than 45 days before the report is submitted. The Annual Personal Securities Holding Report must contain the following information:

•The	title, number of shares and principal amount (if fixed income securities) of each covered security in which the Access Person had any direct or indirect beneficial ownership interest or ownership;

•	The name of any broker, dealer or bank with whom the Access Person maintains an account in which any covered securities are held for the direct or indirect benefit of the Access Person; and

•	The date the annual report is submitted by the Access Person to the HCM Compliance.

Annual Securities Holdings reports are maintained by HCM Compliance on the Compliance 11 system in accordance with the records retention provisions of Rule 204-2(e) of the Advisers Act, and 17j-1 of the Investment Company Act.

All physical certificates or brokerage accounts without electronic connectivity with Compliance 11 must be manually added to the system to ensure all Access Person’s holdings are completely attested to during required reporting periods.

In addition to the reporting provisions of sub-sections 5.3 and 5.4, above, Access Persons will be required annually read and sign HCM’s Code of Conduct regarding employee securities transactions or in lieu of signing the acknowledgement, the Access Persons will attend HCM’s annual Code of Conduct training and sign the attendance sheet at the end of the training as evidence of having attended.

6.	Reports of Associates’ Securities Trades in Accounts with Broker/Dealers.

All Associates of HCM having account(s) with any broker/dealer must ensure that the account(s) are established on Compliance 11 so transactions and holdings are submitted electronically to HCM Compliance from the broker/dealer.

7.	Negative Reports.

Although the Rule 204-2(a)(12) and Rule 17j-1 do not require negative reports, it is the policy of HCM that Personal Securities Trading Reports be submitted quarterly by all associated persons whether or not securities transactions have occurred in their accounts during the period. Those associates having no securities transactions to report must indicate this fact in his/her quarterly report on Compliance 11.

HCM is required to maintain and enforce its Code of Ethics – including the review of the Personal Securities Transaction Reports. Compliance 11 reviews the Personal Securities Transactions for violations of the Code, and reports any exceptions to HCM Compliance for research and resolution. All exceptions are maintained on Compliance 11 with a documented audit trail.

8. Personal Securities Transactions and Insider Trading.

In 1989, Congress enacted the Insider Trading and Securities Enforcement Act to address the potential misuse of material non-public information. Courts and the Securities and Exchange Commission currently define inside information as information that has not been disseminated to the public through the customary news media; is known by the recipient (tippee) to be non-public; and has been improperly obtained. In addition, the information must be material, e.g. it must be of sufficient importance that a reasonably prudent person might base his/her decision to invest or not invest on such information.

The definition and application of inside information is continually being revised and updated by the regulatory authorities. If an Associate of HCM believes he/she is in possession of inside information, it is critical that he/she not act on the information or disclose it to anyone, but instead advise HCM Compliance. Acting on such information may subject the Associate to severe federal criminal penalties and the forfeiture of any profit realized from any transaction.

HCM uses the Firm Trading application in Compliance 11 that monitors for potential instances of insider trading. Exceptions are researched and documented in the system.

We currently do not employ an official restricted list, however Access Persons are subject to the Blackout Period described above, and which is monitored within Compliance 11.

9. Safeguarding of Sensitive Information. Access persons of HCM are required to safeguard all sensitive information, including information regarding HCM and all clients. No Access Person shall reveal any proposed transactions in Securities by one Client to another Client, any employee of the Firm, or any other person

10. Options. Transactions in put or call options are permitted, but must follow the same requirements as outlined in section 4, regarding Limitations on Personal Trading. The di minimus exemption above does not apply to options.

11. Dealings with Clients. No Associate may directly or indirectly purchase from or sell to a client of HCM any security, unless the transaction is pre-approved in writing by HCM Compliance. Associates of HCM are prohibited from ever holding customer funds or securities or acting in any capacity as custodian for a client account. Moreover, Associates are prohibited from borrowing money or securities from any HCM client and from lending money to any HCM client, unless the client is a member of the Associates immediate family and the transaction has been approved in writing by HCM Compliance or one of the principals.

12. Orders Contrary to the Selection Guidelines Buy/Sell Categories. If there is a client order pending execution that is contrary to the Research Department’s Buy/Sell category, a similar transaction may not be entered/executed by an Associate until the client's order has been filled.

13. Margin Accounts. While brokerage margin accounts are discouraged, an Associate may open or maintain a margin account with a brokerage firm with whom the Associate has maintained a regular brokerage account for a minimum of six months. This provision may be waived by HCM Compliance upon written request by the Associate.

14. New Issues. In view of the potential conflicts of interest, Associates are not permitted to purchase initial public offerings of securities (“IPO’s”) or any other type of new issue.

15. Private Placements. No Associate shall purchase any security which is the subject of a private offering, unless prior written approval has been obtained from HCM Compliance or one of the principals.

16. Short Sales. Associates are prohibited from selling short any security which is held broadly in client portfolios, except that short sales may be made “against the box” in the Associate’s personal account for tax purposes. Short sales executed by Associates must also comply with the other applicable trading restrictions of this Code.

17. Other Restricted Activities Applicable to All Associates of HCM:

17.1 Outside Business Activities. An Associated Person who seeks or is offered a position as an officer, trustee, director, or is contemplating employment in a similar capacity to that within HCM with an outside enterprise is required to discuss such anticipated plans with HCM’s Principals and HCM Compliance prior to accepting such a position, as there may be a conflict of interest. In addition, all outside business activities must be reported and maintained on Compliance 11.

Annually, all outside business activities must be reported to HCM unless the activity meets the following requirements; 1) it is a non-investment related activity, 2) it is either charitable, civic, religious or a fraternal organization and 3) it is tax-exempt. HCM does not wish to limit any Associate’s professional or financial opportunities, but needs to be aware of such outside interests so as to avoid potential conflicts of interest and ensure that there is no interruption in services to our clients. Understandably, HCM must also be concerned as to whether there may be any potential financial liability or adverse publicity that may arise from an undisclosed business interest by an Associate.

Access persons may not serve on the Board of directors of a publicly held or private for-profit company without prior written approval from HCM.

Approvals

1)  Access persons must direct, in writing, to the Chief Compliance Officer for prompt forwarding to the Principals his/her request for approval of reportable (as defined above) outside business activities.

2)  If granted approval, access person must report promptly any changes to the reported entity or the associate’s relationship to the entity. In addition, all outside business interests must be reported annually on the HCM Outside Business Activities Form. All outside business activities of HCM associates will be maintained and tracked by the Compliance team.

3) Access person must refrain from participating in any deliberation, recommendations, or considerations of whether or not to recommend that any securities of that company be purchased, sold or retained in any client account.

17.2 Personal Gifts. Personal gifts to Associates of HCM are discouraged. However, gifts of a reasonable nominal value (defined as approximately $50 or less) such as a coffee mug, calendar, plaque, trophy, shirt, pen or similar items are allowable exceptions to this policy and do not require reporting to HCM Compliance. However, all other gifts received by HCM Associates with an intrinsic value above approximately $50 must be reported and approved by HCM Compliance with consultation, if appropriate, by the G&E Committee (consisting of the Director of Marketing and Client Services, the CCO, and the President of HCM.)

Material personal gifts to HCM clients are prohibited. However, in certain circumstances, HCM may send flowers or other such nominal gifts. All such gifts in these scenarios will be subject to approval by the G&E Committee and must be reported to HCM Compliance.

All personal gifts of more than a nominal value given or received by a Covered Associate must be reported to HCM Compliance on Compliance 11 and attested to quarterly. Compliance 11 maintains this information.

Associates of HCM are allowed to make charitable donations on behalf of the firm to reputable charitable organizations with the prior approval of the G&E Committee. HCM Compliance must have adequate time to thoroughly conduct due diligence on the charitable organization and its mission and purpose for raising funds before any donations are made on behalf of HCM. The purpose of the gift should be non-influential in regards to any current HCM business or potential new HCM business with any client associated with the charity. Also, the entity must have been granted 501(c)(3) charity status from the IRS in order to be eligible for any HCM funds. Exceptions to this policy for charities that do not meet these requirements may be granted by the G&E Committee and must be documented in writing.

17.3 Entertainment. While authorized personnel of HCM are allowed to entertain clients, it must be within reason. Examples of such entertainment include dinners and golf outings. Special planned events are subject to proper vetting by HCM Compliance and members of the Marketing and Client Service teams. A log of all such approved special entertainment engaged in by HCM representatives shall be kept by the Marketing and Client Services Department.

Per regulation, the aggregate annual value of any gifts, gratuities, meals and entertainment given to any ERISA or Taft Hartley pension plan is strictly limited to $250. This limit applies to the organization as a whole and not to specific individuals for ERISA only plans.

While HCM associates may be entertained by third party vendors, the entertainment must be reasonable in nature. Examples of reasonable entertainment include dinner and a ball game or round of golf. If the entertainment is of greater than nominal value, HCM Compliance must be consulted for proper vetting.

All entertainment given or received by a Covered Associate that requires HCM Compliance consultation must be reported to HCM Compliance on Compliance 11 and attested to quarterly.

17.4 Use of Source Material. Investment related materials (research reports, investment summaries, etc.) written by Associated Persons of HCM for distribution outside of the company or available to outside parties should be original information and, if appropriate, include proper reference to sources. It is not necessary to reference publicly available information. However, any investment related material referencing HCM or bearing HCM’s name or logo must first be submitted to the HCM Compliance prior to presentation to outside parties

17.5	Communications with Clients through Radio, Television and Other Media.

Associates of HCM are encouraged to participate in lectures, seminars, and media appearances where the purpose of such communications is to provide investment advice or explain the services offered through HCM. However, the Associate must submit to HCM Compliance for approval, prior to presentation, an outline of any speech or lecture to members of the general public which discusses investments in general or specific securities currently recommended by HCM.

Associates making appearances on radio or television programs as representatives of HCM are prohibited from recommending any specific security, unless such security is currently on HCM’s list of approved investments. In situations where an Associate is asked his/her opinion on the investment merits of a security not on HCM’s recommended list, the Associate should make it clear to the audience that any opinion given is his/her own and not necessarily that of HCM.

17.6 Political Contributions. As a matter of policy, all political contributions by HCM Associates are prohibited.

18.	Sanctions. HCM encourages all employees to promptly report any known violations of this code to HCM Compliance. Upon discovering that an access person has not complied with the requirements of this Code, HCM may impose on that person the sanctions described below and others HCM’s principals and CCO deem appropriate, including, among other things, disgorgement of profit, censure, suspension or termination of employment. Material violations of requirements of this Code by employees and any sanctions imposed in connection therewith shall be reported not less frequently than quarterly to HCM Compliance.

18.1 First infraction. Censure, along with corrective actions, which would include a disgorgement of profits plus an additional financial penalty (up to the difference between the stock’s current market price and the purchase price times the quantity) or necessary disclosure being made for the non-trading/financial violation. These funds will be sent to a charity of HCM’s choice.

18.2 Second infraction. One (1) week suspension of pay for all violations. If this violation is trading related then the sanction will also include a disgorgement of profits plus an additional financial penalty (up to the difference between the stock’s current market price and the purchase price times the quantity). These funds will be sent to a charity of HCM’s choice.

18.3 Third and further possible infractions. Could include suspension from work without pay for a period of time, previously mentioned financial penalties, and / or other penalties up to termination of employment.

19.                Record Keeping. Rule 204-2(a)(12) as amended requires HCM is required to keep copies of the Codes of Ethics, records of violations of the Code and actions taken as a result of the violation, and copies of the signed acknowledgement of receipt of the Code and Code of Conduct training attendance sheet signed by the employees.

HCM is required to maintain the records required under the amended Rules 204-2(a)(12) and (13) for this standard period, subject to special holding requirements for certain categories of records as specified in the amended rules.

The Codes of Ethics will be kept for five (5) years after the last date they were in effect.

The acknowledgement of receipt of the Code and the amendments to the Code will be kept for five (5) years after the individual ceases to be a supervised person.

A list of access persons will be maintained and will include every person who was an access person at any time within the past five (5) years, even if some of them are no longer access persons of HCM.

A copy of each report required by paragraph (c)(2)(ii) of Rule 17j-1 under the Investment Company Act.

20. Distribution of the Code. Every employee of HCM will be provided a copy of the Code of Ethics and any amendment thereof are covered in the annual Code of Conduct training. HCM requires that each employee acknowledge in writing his/her receipt of the Code of Conduct, provide that acknowledgement form to HCM Compliance for record keeping purposes, and sign the annual Code of Conduct training attendance sheet.

HCM will provide a copy of the current Code of Ethics to clients upon request.

HCM will provide required board reports to the Fund under Rule 17j-1 of the Investment Company Act.

Acknowledgment Of Receipt Of Code Of Conduct/Ethics

ACCESS PERSON/ASSOCIATE OF HCM

I have read the above Code of Conduct/Ethics of HCM regarding personal securities trading and other potential conflicts of interest and agree to comply with the provisions therein.

Signed _____________________________________________ Date______________________